Exhibit 6
Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price
December 6, 2007	2,100,000	$17.0337
December 7, 2007	1,000,000	$17.6821
December 7, 2007	200,000	$18
December 10, 2007	1,680,000	$18.8392
January 4, 2008	2,082,300	$15.7824
January 11, 2008	2,300,000	$13.7218
January 14, 2008	440,000	$14.1146